Exhibit 99.1

Kuke Reports Second Quarter 2022 Unaudited Financial Results

BEIJING, August 19, 2022 /PRNewswire/ -- Kuke Music Holding Limited (“Kuke” or the “Company”) (NYSE: KUKE), a leading classical music service platform, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Financial Highlights

●	Total revenue was RMB54.4 million (US$8.1 million), compared to RMB84.1 million in the same period of 2021.

●	Total gross profit was RMB28.9 million (US$4.3 million), compared to RMB49.7 million in the same period of 2021.

●	Net profit was RMB3.4 million (US$0.5 million), compared to net loss of RMB11.4 million in the same period of 2021.

●	Non-IFRS net profit [1] was RMB16.9 million (US$2.5 million), compared to a Non-IFRS net profit of RMB18.3 million in the same period of 2021.

Second Quarter 2022 Business Developments

●	During the second quarter of 2022, the Company added nearly 4,000 tracks of traditional classical music. The Company’s copyrighted classical music content included over 2.9 million music tracks as of June 30, 2022. This is comprised of more than 2 million tracks of traditional classical music, more than 360 thousand tracks of jazz, world, folk and other genres of music, as well as over 1000 video titles, more than 470 thousand spoken content tracks and more than 5000 volumes of sheet music. These contents span across more than 95 thousand musicians, more than 2 thousand musical instruments and more than 200 countries and regions.

●	In addition, the company has added more long-form videos including opera, live concert, ballet, documentary, master class, international competition, live streaming to further enrich its classical music library and capture the growth opportunities in the market.

●	With regard to the subscription business segment, the aggregated institutional subscribers increased to 812 from 809 across China.

●	The 25th Beijing Music Festival (“BMF”) will commence in the month of September, 2022

Mr. He Yu, Chief Executive Officer of Kuke, commented, “Despite, firstly, the negative impact of local COVID-19 resurgence and subsequent lockdowns in certain cities in China, including where our clients are based, secondly, the smart music learning business is in the process of transiting from private kindergarten subscription model to public school model, which has impacted our revenues and revenue mix, we still recorded a total of revenues of RMB54.4 million during the second quarter of 2022, and achieved IFRS-based positive net income of RMB3.4 million.

Going forward, in view of the challenges presented by macroeconomic environment during the second quarter, we will continue to focus on strengthening our existing product and service portfolio, and executing cost saving initiatives to help us achieve a more optimized cost structure going forward. “

[1]	Non-IFRS profit/loss of the Company was arrived at after excluding the combined effect of amortization and depreciation, share-based compensation, impairment losses on financial assets, net, and the corresponding income tax effects of these non-IFRS adjustments.

Second Quarter 2022 Financial Results

Total Revenue

Total revenue decreased by 35.2% to RMB54.4 million (US$8.1 million) from RMB 84.1 million in the same period of 2021.

●	Total licensing and subscription segment revenue decreased by 14.2% to RMB33.9 million (US$5 million) from RMB39.6 million in the same period of 2021. Specifically, licensing revenue decreased by 15% to RMB29.0 million (US$4.3 million) from RMB34.2 million in the same period of 2021, due to the adverse impact from the COVID-19. Subscription revenue decreased to RMB4.9 million (US$0.7 million) from RMB5.4 million in the same period of 2021, mainly due to the decrease in sales of hardware products.

●	Total smart music learning solutions segment revenue decreased by 59% to RMB8.5 million (US$1.3 million) from RMB20.7 million in the same period of 2021. Specifically, smart music learning solutions sales revenue from public schools and commercial clients decreased by 71.5% to RMB4.1 million (US$0.6 million) from RMB14.4 million in the same period of 2021, mainly due to the decreased sales to commercial clients. Smart music learning solutions subscription revenue from kindergarten students decreased by 30.1% to RMB4.4 million (US$0.7 million) from RMB6.2 million in the same period of 2021, due to the strategic contraction of our private kindergarten business starting from 2022.

●	Total live music events segment revenue decreased to RMB11.9 million (US$1.8 million) from RMB23.8 million in the same period of 2021, due to the decreased revenues of live music events service due to the adverse impact by COVID-19.

●	Total one-time disposal of obsolete inventory revenue was RMB0.1 million, as a result of the strategic contraction of our private kindergarten business.

Gross Profit and Gross Margin

Gross profit in the second quarter of 2022 decreased to RMB28.9 million (US$4.3 million) from RMB49.7 million in the same period of 2021, which was largely attributable to the decreased revenues. Gross margin was 53.1%, compared to 59.1% in the same period of 2021.

●	The gross margin of classical music licensing and subscription segment was 81.7%, compared to 86% in the same period of 2021. Specifically, the gross margin of classical music licensing slightly improved to 89.1% from 87.4% in the same period of 2021. The gross margin of classical music subscription decreased to 37.6% from 77.4% in the same period of 2021, due to the higher linear amortization costs of royalty payments.

●	The gross margin of smart music learning solutions segment was (5.0)%, compared to 63.8% in the same period of 2021. Specifically, the gross margin of smart music learning solution sales decreased to 43.0% from 89.0% in the same period of 2021, due to lower-margin business representing a larger percentage of our revenue mix compared to the prior quarter. The gross margin of smart music learning solution subscriptions from private kindergarten students was (50.3)%, compared to 5.5% in the same period of 2021 due to higher depreciation costs as a result of the strategic contraction of the private kindergarten subscription business.

●	The gross margin of live music events segment increased to 15.9% compared to 10.4% in the same period of 2021.

●	The gross margin of one-time disposal of obsolete inventory was (287.7)%, due to the strategic contraction of the private kindergarten business.

Operating Expenses

Total operating expenses in the second quarter of 2022 decreased by 53.2% to RMB27.8 million (US$4.2 million) from RMB59.5 million in the same period of 2021.

●	Selling and distribution expenses in the second quarter of 2022 decreased by 53.9% to RMB6.0 million (US$0.9 million) from RMB13.0 million in the same period of 2021. The decrease was mainly due to decreased expenses in relation to kindergarten business.

●	Administrative expenses in the second quarter of 2022 decreased by 48.5% to RMB19.3 million (US$2.9 million) from RMB37.5 million in the same period of 2021, due to the deceased stock-based compensation costs that incurred in the second quarter of 2021.

●	Impairment losses on financial assets in the second quarter of 2022 decreased by 75.5% to RMB2.2 million from RMB9million in the same period of 2021. This was mainly due to increased impairment losses on accounts receivable.

Operating Profit

Operating profit in the second quarter of 2022 was RMB4.4 million (US$0.65 million), compared to operating loss of RMB8.4 million in the same period of 2021.

Net Profit for the Period

Net profit was RMB3.4 million (US$0.5 million), compared to net loss of RMB11.4 million in the same period of 2021.

Non-IFRS Net Profit for the Period

Non-IFRS net profit was RMB16.9 million (US$2.5 million), compared to non-IFRS net profit of RMB18.3 million in the same period of 2021.

Net Profit per ADS and Non-IFRS Net Profit per ADS

Basic and diluted net profit per American Depositary Share (“ADS”) were both RMB0.13 (US$0.02) in the second quarter of 2022, compared to basic and diluted net loss per ADS of RMB0.42 in the same period of 2021. Basic and diluted non-IFRS net profit per ADS were both RMB0.57 (US$0.09) in the second quarter of 2022, compared to basic and diluted non-IFRS net profit per ADS of RMB0.62 in the same period of 2021. Each ADS represents one Class A ordinary share of the Company.

Balance Sheet

As of June 30, 2022, cash and cash equivalents were RMB18.8 million (US$2.8 million).

About Kuke Music Holding Limited

Kuke is a leading classical music service platform in China encompassing the entire value chain from content provision to music learning services. By collaborating with its strategic global business partner Naxos, the largest independent classical music content provider in the world, the foundation of Kuke’s extensive classical music content library is its unparalleled access to more than 900 top-tier labels and record companies. Leveraging its market leadership in international copyrighted classical music content, Kuke provides highly scalable classical music licensing services to various online music platforms and classical music subscription services to over 800 universities, libraries and other institutions across China. In addition, it has hosted the Beijing Music Festival (“BMF”), the most renowned classical music festival in China, for 24 consecutive years. Through KUKEY, the Company’s proprietary AI music learning system, Kuke aims to democratize music learning via technological innovation, bring fascinating music content and professional music techniques to more students, and continuously improve the efficiency and penetration of music learning in China.

For more information about Kuke, please visit https://ir.kuke.com/

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Forward-looking Statements

This announcement contains forward looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Kuke’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including those in Kuke’s registration statement filed with the Securities and Exchange Commission. Further information regarding these and other risks is included in Kuke’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Kuke undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-IFRS Financial Measures

The Company uses non-IFRS profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-IFRS profit helps management to analyze trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit or loss for the period.

Non-IFRS profit for the period should not be considered in isolation or construed as an alternative to net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS profit for the period and the corresponding footnote explaining the calculation of such measure together. Non-IFRS profit for the period presented here may be different to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, and should not be compared to the measure adopted by the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS profit for the period represents profit or loss for the year excluding the combined effect of amortization and depreciation, share-based compensation, impairment losses on financial assets, net, and the corresponding income tax effects of these non-IFRS adjustments.

Investor and Media Contact:

Kuke Music Holding Limited

Email: jane.zuo@kuke.com

KUKE MUSIC HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of RMB and USD)

	As of December 31, 2021	As of June 30, 2022	As of June 30, 2022
	RMB	RMB	USD
NON-CURRENT ASSETS
Property, plant and equipment	60,443	52,043	7,770
Intangible assets	492,300	484,287	72,302
Right-of-use assets	3,060	9,786	1461
Goodwill	237,225	237,225	35,417
Prepayments, other receivables and other assets	95,217	112,081	16,733
Deferred tax assets	7,736	10,789	1,611
Equity investment at fair value through profit or loss	1,000	1,000	149
Total non-current assets	896,981	907,211	135,443
CURRENT ASSETS
Inventories	7,307	9,023	1,347
Trade receivables	111,104	144,179	21,525
Prepayments, other receivables and other assets	34,101	40,009	5,973
Net investments in subleases	355	-	-
Due from related parties	306	2,319	346
Due from shareholders	100	100	15
Cash and cash equivalents	59,045	18,830	2,811
Total current assets	212,318	214,460	32,017
Total assets	1,109,299	1,121,671	167,460
EQUITY
Issued capital	194	194	29
Reserves	936,444	912,686	136,258
Equity attributable to equity holders of the parent	936,638	912,880	136,287
Non-controlling interests	5,021	4,430	662
Total equity	941,659	917,310	136,949
NON-CURRENT LIABILITIES
Interest-bearing loans and borrowings	6,046	1,734	259
Contract liabilities	366	250	37
Deferred tax liabilities	1,417	1,402	209
Lease liabilities	793	6129	915
Total non-current liabilities	8,622	9,515	1,420
CURRENT LIABILITIES
Trade payables	30,514	51,607	7,705
Other payables and accruals	58,178	59,244	8,845
Contract liabilities	23,506	14,433	2,155
Due to a shareholder	325	325	49
Interest-bearing loans and borrowings	41,493	63,556	9,489
Leased liabilities	2,486	3,718	555
Income tax payable	2,516	1,963	293
Total current liabilities	159,018	194,846	29,091
Total liabilities	167,640	204,361	30,511
Total equity and liabilities	1,109,299	1,121,671	167,460

KUKE MUSIC HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

UNAUDITED OTHER COMPREHENSIVE INCOME

(In thousands of RMB and USD, except for per share data)

	For the three months ended June 30
	2021	2022	2022
	RMB	RMB	USD
Revenue	84,052	54,441	8,128
Subscription and licensing	39,545	33,943	5,068
Licensing	34,192	29,070	4,340
Subscription	5,353	4,873	728
Smart music learning solutions	20,671	8,471	1,264
Smart music learning solutions sales	14,439	4,115	614
Smart music learning solutions subscription	6,232	4,356	650
Live music events	23,836	11,921	1,780
One-time disposal of obsolete inventory	-	106	16
Cost of Goods Sold	(34,363)	(25,540)	(3,813)
Gross profit	49,689	28,901	4,315
Other income, net	1,412	3,315	495
Selling and distribution expenses	(12,999)	(5,988)	(894)
Administrative expenses	(37,529)	(19,346)	(2,888)
Impairment losses on financial assets, net	(9,000)	(2,203)	(329)
Other operating expenses	(13)	(300)	(45)
Operating (loss)/profit	(8,440)	4379	654
Share of losses of a joint venture	(239)	-	-
Finance costs	(2,149)	(1,216)	(182)
Finance income	25	8	1
(Loss)/profit before tax	(10,803)	3,171	473
Income tax expense	(634)	195	29
(Loss)/profit for the period/year and total comprehensive (loss)/income for the period/year	(11,437)	3,366	502
Attributable to:
Equity holders of the parent	(12,289)	3,757	560
Non-controlling interests	852	(391)	(58)
(Loss)Earnings per share for class A and class B ordinary shares attributable to ordinary equity holders of the parent
Basic	(0.42)	0.13	0.02
Diluted	(0.42)	0.13	0.02

KUKE MUSIC HOLDING LIMITED

RECONCILIATIONS OF NON-IFRS MEASURES TO THE MOST COMPARABLE IFRS MEASURES

(In thousands of RMB and USD)

	For the three months ended June 30,
	2021	2022	2022
	RMB	RMB	USD
(Loss)/profit for the period/year and total comprehensive (loss)/income for the period/year	(11,437)	3,366	502
Adjustments:
Amortization and Depreciation	4,951	9,058	1,352
Share-based compensation	16,545	3,652	545
Impairment losses on financial assets, net	9,000	2,203	329
Income tax effects	(796)	(1,412)	(211)
Non-IFRS Profit/(loss)	18,263	16,867	2,517

KUKE MUSIC HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

UNAUDITED OTHER COMPREHENSIVE INCOME

(In thousands of RMB and USD, except for per share data)

	For the six months ended June 30
	2021	2022	2022
	RMB	RMB	USD
Revenue	95,448	80,514	12,020
Subscription and licensing	44,147	38,394	5,732
Licensing	34,469	30,111	4,495
Subscription	9,678	8,283	1,237
Smart music learning solutions	27,465	15,903	2,374
Smart music learning solutions sales	14,842	5,256	784
Smart music learning solutions subscription	12,623	10,647	1,590
Live music events	23,836	25,709	3,838
One-time disposal of obsolete inventory	-	508	76
Cost of goods sold	(42,550)	(51,418)	(7,677)
Gross profit	52,898	29,096	4,343
Other income, net	10,446	6,537	976
Selling and distribution expenses	(20,284)	(14,325)	(2,139)
Administrative expenses	(77,936)	(44,029)	(6,573)
Impairment losses on financial assets, net	(10,620)	(8,836)	(1,319)
Other operating expenses	(42)	(679)	(101)
Operating (loss)/profit	(45,538)	(32,236)	(4,813)
Share of losses of a joint venture	(426)	-	-
Finance costs	(4,430)	(2,295)	(343)
Finance income	41	20	3
(Loss)/profit before tax	(50,353)	(34,511)	(5,153)
Income tax expense	1,957	2,899	433
(Loss)/profit for the period/year and total comprehensive (loss)/income for the period/year	(48,396)	(31,612)	(4,720)
Attributable to:
Equity holders of the parent	(49,146)	(31,021)	(4,632)
Non-controlling interests	750	(591)	(88)
(Loss)Earnings per share for class A and class B ordinary shares attributable to ordinary equity holders of the parent
Basic	(1.69)	(1.05)	(0.16)
Diluted	(1.69)	(1.05)	(0.16)

KUKE MUSIC HOLDING LIMITED

RECONCILIATIONS OF NON-IFRS MEASURES TO THE MOST COMPARABLE IFRS MEASURES

(In thousands of RMB and USD)

	For the six months ended June 30,
	2021	2022	2022
	RMB	RMB	USD
(Loss)/profit for the period/year and total comprehensive (loss)/income for the period/year	(48,396)	(31,612)	(4,720)
Adjustments:
Amortization and Depreciation	8,952	18,101	2,702
Share-based compensation	32,908	7,265	1,085
Impairment losses on financial assets, net	10,620	8,836	1,319
Income tax effects	(1,453)	(2,828)	(422)
Non-IFRS Profit/(loss)	2,631	(238)	(36)